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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2003

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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's Name into English)

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                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

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                       (Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                            Form 20-F or Form 40-F).

                           Form 20-F |X| Form 40-F |_|

                       (Indicate by check mark whether the
                          registrant by furnishing the
                       information contained in this Form
                         is also thereby furnishing the
         information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-_________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

         October 20, 2003

                                    BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.

                                      By:/s/   Pedro Toll
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                                               Pedro Toll
                                             General Manager

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                                INDEX OF EXHIBITS

Exhibit 99.(I) - Balance Sheets of BLADEX(1) for the months of December 2002 through August 2003 and Statements of Income of BLADEX(1) for the months of January 2003 through August 2003, each as posted on the web site of the Superintendency of Banks of Panama on September 17, 2003.

Exhibit 99.(II) - Balance Sheets of BLADEX(1) for the months of December 2002 through August 2003 and Statements of Income of BLADEX(1) for the months of January 2003 through August 2003 posted on the web site of the Superintendency of Banks of Panama on September 17, 2003 translated into the English language as required by Rule 12b-12(d) of the Securities Exchange Act of 1934, as amended.

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(1) Includes only Panama - New York accounts.